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EX99.21 - PRESS RELEASE DATED APR 7, 2005: MIV THERAPEUTICS EXPANDS INTELLECTUAL
          PROPERTY FOR MULTI-LAYER/MULTI-DRUG DELIVERY SYSTEMS WITH TWO NEW PATENT APPLICATIONS


       MIVT PATENT APPLICATIONS DESCRIBE NOVEL BIOCOMPATIBLE COATINGS FOR
                           IMPLANTABLE MEDICAL DEVICES

VANCOUVER, B.C.--April 7, 2005 -- MIV Therapeutics, Inc. (OTCBB: MIVT) a developer of next-generation biocompatible coatings and drug delivery technologies, has filed two new patent applications that will enable the development and manufacture of an advanced new class of drug eluting coatings capable of delivering multiple medicines from a cardiovascular stent or other implanted medical devices. The new patent applications expand MIVT's proprietary biocompatible coating technology platform, upon which the Company is developing a line of advanced stents that are expected to offer improved therapeutic functionality and patient health.

"Our proprietary intellectual property has received a tremendous boost," said Alan Lindsay, Chairman and CEO of MIVT. "The new MIVT patent applications represent significant growth potential within the multi-billion-dollar marketplace for advanced, drug-eluting cardiovascular stents. Both inventions, which were developed specifically for multi-layer/multi-drug delivery systems, offer the extra flexibility of drug release profiles combined with the superb biocompatibility of an underlying hydroxyapatite nano-layer. This extremely valuable intellectual property belongs exclusively to MIV Therapeutics and is not subject to licensing agreements with any third party. The patent applications focus on the uniqueness of our coating technologies, which are maturing quickly on their way to commercialization. We are dedicated to bringing these technologies to the market in an efficient manner, and we've already taken decisive steps in this direction."

The newly-filed patent applications were developed entirely by the MIVT team at the MIVI Technologies Inc. research and development laboratories in Vancouver, B.C. They include:

     o "A Multilayer Drug Delivery System and Method of Manufacturing Same." This patent application describes a unique multi-layer composite coating developed with focus on drug delivery applications. This novel technology may be used "as is" or in combination with biodegradable polymers. It can be applied successfully to cardiovascular stents, as well as other implantable medical devices.

     o "A Method of Modifying a Metal Substrate to Improve Surface Coverage of a Coating." The patent application describes a method of surface preparation of a metal substrate to without requiring high temperature treatment, which may irreversibly alter mechanical properties of the substrate.

The MIVT patent applications also cover the application of multilayer drug-eluting coatings for a broad range of implantable medical devices, in addition to cardiovascular stents.

Dr. Dean-Mo Liu, Ph.D., MIVT's Director of Drug Delivery Technologies added, "The unique formulation of our advanced coating offers an opportunity to apply these versatile multilayer coatings to a broad range of implantable medical devices capable of retaining multiple drugs and releasing them in a predictable, controlled fashion, over a prolonged period of time. Our technology guarantees drug encapsulation and release in a manner which, in our opinion, offers clear advantages over other biocompatible coatings that have been already released to the market or are under development by our competitors."

About MIV Therapeutics
----------------------

MIVT has secured the exclusive worldwide license from the University of British Columbia to use and sublicense three patents for proprietary HAp coating technologies, including their application for the development, manufacture and sale of coated stents and other implantable medical devices. The above patent applications represent inventions developed internally and wholly owned by MIV Therapeutics Inc.

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called hydroxyapatite (HAp) that demonstrated during in-vivo animal trials excellent safety and superior healing properties pursued by the medical science in the field of advanced implantable drug delivery systems. Hydroxyapatite is a bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia and received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in

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2002 for the additional development of hydroxyapatite as a drug eluting coating.
MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program. Recently MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National
Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the next development stage, which is expected to finalize the drug-eluting research and development program. For more information, please visit http://www.mivtherapeutics.com. To read or download
MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca